Filed by Global Net Lease, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Modiv Industrial, Inc.

Commission File No.: 001-40814

Date: August 5, 2026

Explanatory Note: This filing is being made pursuant to Rule 425 under the Securities Act of 1933, as amended. The following slides were included in a quarterly investor presentation, which was first used on August 5, 2026, when furnished by Global Net Lease, Inc. with a Current Report on Form 8-K (Item 7.01) filed on that date.

Acquisit i on of Mod i v Ind u strial

Acquisition of Modiv Industrial

Transaction Rationale & Strategic Benefits

GLOBAL NET LEASE

Immediate Earnings Accretion with Attractive Embedded Synergies

- Transaction is expected to be immediately 4% accretive to AFFO per share
- Expected to result in the elimination of duplicative G&A expenses and other cost synergies, totaling $6 million of identified synergies expected to be captured annually

+4%
AFFO Accretion

Leverage-Neutral Transaction Maintains Balance Sheet and Liquidity Strength

- All-stock transaction was structured to be leverage neutral, requiring no new external capital to complete the transaction
- The transaction structure preserves balance sheet strength and financial flexibility, positioning GNL to invest in strategic growth initiatives and continue driving down leverage over the long-term

0.0x
Additional Leverage

High-Quality Industrial Net Lease Portfolio

- GNL will be acquiring a high-quality net lease portfolio concentrated in mission-critical industrial assets, supported by an attractive weighted average lease term of 15.0 years[(1)] and 2.4% average annual rent escalations[(2)]
- Long-duration lease profile extends GNL's weighted average lease term from 5.7 years in Q2'26 to 6.6 years[(1)] on a pro forma basis, enhancing both portfolio durability and cash flow visibility

2.4%
Average Annual Rent Escalation

Strengthened Portfolio Quality & Diversification

- Acquisition further strengthens GNL's overall portfolio mix by significantly increasing exposure to high-quality mission-critical industrial assets while meaningfully reducing office concentration
- The portfolio features a well-recognized tenant base of leading global brands, with 45% of annual base rent derived from investment-grade rated tenants[(3)]

45%
Investment-Grade Tenants

Enhanced Platform to Support Long-Term Growth and Shareholder Value

- The acquisition will enhance GNL's overall scale, diversification, and capital flexibility, anticipated to position the Company's platform to efficiently access capital, pursue strategic investments, and support sustainable long-term growth and value creation
- **Anticipate closing the Modiv Transaction in mid-August 2026, assuming approval by Modiv's stockholders at their special meeting to be held on August 10, 2026**

$5B+
Pro Forma Platform

1. Modiv's metric based on square feet as of December 31, 2025, adjusted for Modiv's previously disclosed disposition of Northrop Grumman and Kalera. GNL's metric based on June 30, 2026.
2. Metric based on Annual Base Rent as of December 31, 2025, adjusted for Modiv's previously disclosed disposition of Northrop Grumman and Kalera.
3. Investment Grade includes both actual investment grade ratings of the tenant or guarantor, if available, or implied investment grade. Implied investment grade may include actual ratings of tenant parent, guarantor parent (regardless of whether or not the parent has guaranteed the tenant's obligation under the lease) or by using a proprietary Moody's analytical tool, which generates an implied rating by measuring a company's probability of default. The term "parent" for these purposes includes any entity, including any governmental entity, owning more than 50% of the voting stock in a tenant or a guarantor. Based on Annual Base Rent and as of December 31, 2025, Modiv's portfolio was 23% actual investment grade rated, and 22% implied investment grade rated.

Q2'26 Investor Presentation 22

Acquisition of Modiv Industrial

Transaction Overview

GLOBAL NET LEASE

Transaction Structure	• **Global Net Lease, Inc. ("GNL") to acquire Modiv Industrial Inc. ("MDV")** in all-stock transaction • Transaction valued at enterprise value of approximately $535 million • GNL intends to fully repay all of Modiv's existing balance sheet debt and pay off Modiv's preferred stock using its Revolving Credit Facility and cash on hand, requiring no new external capital to complete the transaction • Post-closing, existing GNL stockholders are expected to own approximately 89% of the combined company and Modiv stockholders are expected to own approximately 11%

Consideration	• Holders of Modiv common stock and operating partnership units ("OP Units") will receive 1.975 newly-issued shares of GNL common stock or OP Units for each share of Modiv common stock or OP Unit they hold at closing of the transaction, representing a total consideration of approximately $18.82 per Modiv share based on GNL's closing share price as of May 1st, 2026
	  ▪ **$18.82 implied offer price represents a 17% premium to Modiv's closing share price on May 1st, 2026,** the last full trading day prior to the transaction announcement
	  ▪ **28% premium to Modiv's unaffected share price prior to its January 20th, 2026 strategic update**
	• $42 million of MDV Series A Cumulative Redeemable Perpetual Preferred Stock to be redeemed at liquidation preference
	• **Planned repayment of all outstanding MDV debt**, including $250 million of unsecured bank debt and $24 million of mortgage debt

Management and Board of Directors	• Following the transaction, there are **no anticipated changes to GNL's executive management team or Board of Directors**
Expected Close	• Transaction is **expected to close in mid-August 2026**, subject to customary closing conditions, including the approval of Modiv stockholders. No approval of GNL shareholders is required

Note: Market data as of May 1, 2026.

Q2'26 Investor Presentation 23

Acquisition of Modiv Industrial

Modiv Portfolio Summary

GLOBAL NET LEASE

Complementary high-quality industrial net lease assets enhance GNL's existing mission-critical industrial portfolio

40 Properties

14 States

4.2M Square Feet

26 Tenants

98% Occupancy

15.0 yrs WALT

45% IG Tenants[1]

100% Contractual Rent Increases[2]

2.4% Average Annual Rental Increase[2]


MN
MI
NY
PA
OH
IL
UT
CO
CA
AZ
TX
NC
SC
FL

Market Presence

*Geographically well-diversified portfolio, **providing exposure to key industrial markets across the United States** and **enhancing overall portfolio resilience and stability***

Top Ten Portfolio Tenants

Tenant	Property Type	Industry	Credit Ratings	WALT (Years)	% of Total ABR
Lindsay	Industrial	Infrastructure	Implied Ba1	21.0	14.3%
KIA	Retail	Automotive Dealership	Implied Baa2	20.8	10.8%
Cal OES	Government	Government	Aa2	8.7	7.0%
Dimatix	Industrial	Technology	A2[3]	9.9	6.7%
AVAIR	Industrial	Aerospace	Implied Ba2	6.7	6.4%
VALTIR	Industrial	Infrastructure	Implied Ba3	17.7	5.1%
3M	Industrial	Industrial Products	A3	8.3	5.0%
Taylor	Industrial	Food Manufacturing	Implied A2	7.4	4.5%
PBCLinear	Industrial	Machinery	Implied Ba2	17.0	4.1%
TITAN	Industrial	Energy	Implied B3	17.1	3.9%

Note: Portfolio metrics as of December 31, 2025, adjusted for Modiv's previously disclosed disposition of Northrop Grumman and Kalera.
1. Refer to Investment Grade definition included in the footnotes on slide 10.
2. Metric based on Annual Base Rent as of December 31, 2025, adjusted for Modiv's previously disclosed disposition of Northrop Grumman and Kalera.
3. Represents credit rating of parent company Fujifilm.

Q2'26 Investor Presentation 24

Acquisition of Modiv Industrial

Long-Dated, Well Laddered Lease Maturities

GLOBAL NET LEASE

MDV's extended portfolio WALT of 15.0 years would meaningfully extend GNL's WALT and enhance portfolio durability and cash flow visibility



90.0%
0.0%
2.0%
1.0%
5.0%
2.0%
2026
2027
2028
2029
2030
2031+

Modiv's attractive lease maturity schedule will extend GNL's pro forma WALT to 6.6 years(2), an increase from 5.7 years in Q2'26

15.0 Years
Weighted Average Lease Term(1)

2.4%
Average Annual Rental Increase(3)

>90%
of Portfolio ABR Expires After 2030

1. Metric based on square feet as of December 31, 2025, adjusted for Modiv's previously disclosed disposition of Northrop Grumman and Kalera.
2. Pro forma metric based on square feet.
3. Metric based on Annual Base Rent as of December 31, 2025, adjusted for Modiv's previously disclosed disposition of Northrop Grumman and Kalera.

Q2'26 Investor Presentation 25

GN L ’ s pr o forma m e trics e n h a nc e d thr o u g h th e ac q u i siti o n of MDV ’ s pu r e - p l a y , sin g l e - tenant i n d u st r ial p o rtfol io Enhance d Portfolio Co m positi on Q 2 ' 26 In v e s t o r Pr e s en t a t i o n 26 A c qu isi t i on of Mod i v Indu s trial No te : P o r t fo li o m e t r i cs a s o f Dec e m be r 31 , 2025 , ad j u st e d f or M od i v’s p r e v i ou s l y d i sc l o s ed d i s po s i t i on o f No r t h r op G r u mm an a n d K a l e r a . GN L p o r t fo li o m e t r i cs a s o f J une 3 0 , 2026. 1 . M et r i c b a sed o n sq u a r e f e e t. 2 . P r o fo r m a m e t r i c b a s ed o n a nnua li z ed S L R f o r GN L a nd A nnua l B a s e R en t f o r M D V . 3 . GN L a nd M D V % I G t e nan ts i n c l ude s bo t h a ct u a l and i m p li ed c r ed i t r a t i ng . S u T o ta l P r o Fo r ma P o r tf o lio Nu m b e r o f P r op e r t i es 798 + 40 838 Nu m b e r o f States 48 + 14 48 S qu a r e F eet (m illi o n s) 40 . 0 + 4 . 2 44 . 2 I ndu st ri a l / R eta i l / Off i ce 47% / 28% / 25% 82% / 1 1% / 7% 50% / 2 6% / 2 4% % L ease d (1) 97% + 98% 97% W A L T (1) 5 . 7 Y ears + 15 . 0 Y ears 6 . 6 Y ear s Pe r ce n t I G R ate d T e n a n t s (2)(3) 63% + 45% 62% Con t r act u a l R e n t I n c r ease s (2) 87% + 100% 88% A v e r a g e A nnu a l R e n t I n c r eas e (2) 1 . 4% + 2 . 4% 1 . 5%

Additional Information and Where to Find It

In connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of May 3, 2026 (the “Merger Agreement”), Global Net Lease, Inc. (“GNL”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-296382) (as amended, the “Registration Statement”), which was declared effective on June 24, 2026 and includes a proxy statement of Modiv Industrial, Inc. (“Modiv”) with respect to its special meeting of stockholders that also constitutes a prospectus relating to the offer of securities to be issued to the stockholders of the Modiv (the “Proxy Statement/Prospectus”). Following the Registration Statement being declared effective, Modiv commenced mailing the Proxy Statement/Prospectus on or about June 24, 2026 to stockholders of Modiv as of the record date established for voting on the transaction and other matters as described in the Proxy Statement/Prospectus. GNL and Modiv may also file other documents regarding the transaction with the SEC. This communication does not contain all of the information that should be considered concerning the transaction and is not intended to form the basis of any investment decision or any other decision in respect of the transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, MODIV STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AMENDMENTS AND SUPPLEMENTS THERETO, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH MODIV’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE TRANSACTION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GNL, MODIV AND THE TRANSACTION.

Investors and security holders are also able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by GNL, without charge, on the SEC’s website at www.sec.gov, or by directing a request to: Global Net Lease, Inc., 650 Fifth Avenue, 30th Floor, New York, New York 10019, or by email at investorrelations@globalnetlease.com. Copies of the documents filed or to be filed with the SEC by Modiv are or will be available, without charge, on Modiv’s website at www.modiv.com.

Participants in the Solicitation

GNL, Modiv and their respective directors and executive officers may be deemed participants under SEC rules in the solicitation of proxies from Modiv’s stockholders in connection with the transaction.

Information regarding GNL’s directors and executive officers, including information regarding their interests in the transaction and their ownership of GNL’s securities, is available in GNL’s Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on February 25, 2026 (the “GNL 2025 Annual Report”), and GNL’s proxy statement, dated April 7, 2026, for its 2026 annual meeting of stockholders (the “GNL 2026 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of GNL’s securities by GNL’s directors or executive officers from the amounts described in the GNL 2026 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the GNL 2026 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Modiv’s directors and executive officers, including information regarding their interests in the transaction and their ownership of Modiv’s securities, is available in Modiv’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 25, 2026, and the amendment thereto on Form 10-K/A, filed with the SEC on April 30, 2026 (the “Modiv 2025 Annual Report”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Modiv’s securities by Modiv’s directors or executive officers from the amounts described in the Modiv 2025 Annual Report have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Modiv 2025 Annual Report and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Modiv’s stockholders in connection with the transaction is set forth in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. Investors should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from GNL or Modiv using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of GNL or Modiv, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the transaction and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the transaction between GNL and Modiv; the anticipated benefits and timing of the transaction, GNL’s future financial performance; and other statements regarding management’s intentions, beliefs, or expectations with respect to the GNL’s future performance following the consummation of the transaction, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of GNL and Modiv and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) GNL’s or Modiv’s continued qualification as a REIT under the Internal Revenue Code of 1986, as amended (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the transaction and any definitive agreements with respect thereto; (4) the inability to complete the transaction, including due to failure to obtain approval of the stockholders of Modiv or other conditions to closing; (5) the risk that the transaction disrupts GNL’s current plans, business relationships, performance, operations and business generally as a result of the announcement and consummation of the transaction; (6) the risk that the price of GNL’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, geopolitical tensions, and macro-economic and social environments affecting its business; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the transaction; (9) changes in applicable laws or regulations; (10) risks related to GNL and Modiv’s business, including client defaults under leases, increased client bankruptcies, potential liability relating to environmental matters, illiquidity of real estate investments, re-leasing uncertainties, and potential damages from natural disasters; competition, impairments in the value of real estate assets; changes in domestic and foreign income tax laws and rates; and (11) other risks detailed from time to time in GNL or Modiv’s filings with the SEC including the Registration Statement and related documents filed or to be filed in connection with the transaction.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of each of the GNL 2025 Annual Report and the Modiv 2025 Annual Report, subsequent Quarterly Reports on Form 10-Q and the Registration Statement and Proxy Statement/Prospectus filed by GNL, and other documents filed by GNL and Modiv from time to time with the SEC, as well as the list of risk factors included herein. These filings identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.